                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                (Amendment No.--)

                    Under the Securities Exchange Act of 1934

                         Advanced Cell Technology, Inc.
                              ---------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00088R105
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

 Alessandro Grande                                           Brian M. Hand, Esq.
 Sagio Investments SA                                        Nordlicht & Hand
 11 Cours De Rive                                            645 Fifth Avenue
 1204 Geneva                                                 New York, NY  10022
 Switzerland                                                 (212) 421-6500
 (212) 265-5659

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

----------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00088R105

--------------------------------------------------------------------------------
 1      Name of Reporting Person.

        Sagio Investments SA

        I.R.S. Identification Nos. of Above Persons (entities only).

------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) .............................................................. [ ]
       (b) .............................................................. [ ]

--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization

       Switzerland
--------------------------------------------------------------------------------
       Number of
       Shares
       Beneficially              7     Sole Voting Power ........... 1,617,203**
       Owned by                  8     Shared Voting Power ......... 0
       Each                      9     Sole Dispositive Power ...... 1,617,203**
       Reporting                 10    Shared Dispositive Power .... 0
       Person
       With

 11    Aggregate Amount Beneficially Owned by Reporting Persons .....1,617,203**
--------------------------------------------------------------------------------
 12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions) [  ]
--------------------------------------------------------------------------------
 13    Percent of Class Represented by Amount in Row (11)

       7.01%
--------------------------------------------------------------------------------
 14    Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------
**Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sagio Investments SA that it is the beneficial owner of any of the Common Stock of Advanced Cell Technology, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange
Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, par value $.001 per share, of Advanced Cell Technology, Inc., (the "Issuer"). The principal executive offices of the Issuer is located at 381 Plantation Street, Worcester, Massachusetts 01605.

Item 2.  Identity and Background.

     (a) The name of the person filing this statement is Sagio Investments SA (the "Reporting Person").

     (b) The Reporting Person's principal business office is located at 11 Cours De Rive, 1204 Geneva, Switzerland.

     (c) The Reporting Person manages the Longview Fund for and on behalf of clients and investors located outside the United States who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced herein.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Switzerland.

Item 3.  Source and Amount of Funds or Other Consideration.

     Working capital in the amount of $3,556,952.04. The Reporting Person previously filed a Schedule 13G with the Commission pursuant to s240.13d-1(c) on December 23, 2005 which details the Reporting Person's acquisition of the Issuer's securities not previously reported under this regulation s240.13d-1(a).

Item 4.  Purpose of Transaction.

     The securities have been acquired for general investment purposes.

     (a-j) Not applicable.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person owns 1,617,203 shares of Common Stock, par value $.001 per share, of the Issuer equivalent to approximately 7.01% of the Common Stock of such class.**

     (b) The Reporting Person has the sole power to direct the vote of all such shares.

     (c) The transactions in the Issuer Common Stock that were effected by the Reporting Person, in the open market by individual purchases, during the past 60 days were the following:

     (1) Purchase of 198,000 shares at $2.74 per share on October 17, 2005.

     (2) Purchase of 60,000 shares at $2.61 per share on October 18, 2005.

     (3) Purchase of 39,000 shares at $2.43 per share on October 19, 2005.

     (4) Purchase of 3,000 shares at $2.35 per share on October 20, 2005.

     (5) Purchase of 33,000 shares at $2.14 per share on October 21, 2005.

     (6) Purchase of 22,000 shares at $2.35 per share on October 24, 2005.

     (7) Purchase of 1,000 shares at $2.30 per share on October 25, 2005.

     (8) Purchase of 30,000 shares at $2.10 per share on October 26, 2005.

     (9) Purchase of 5,000 shares at $2.18 per share on October 27, 2005.

     (10) Purchase of 4,000 shares at $2.04 per share on October 28, 2005.

     (11) Purchase of 25,000 shares at $2.06 per share on October 31, 2005.

     (12) Purchase of 1,000 shares at $2.08 per share on November 1, 2005.

     (13) Purchase of 2,000 shares at $2.15 per share on November 2, 2005.

     (14) Purchase of 2,000 shares at $2.10 per share on November 3, 2005.

     (15) Purchase of 5,000 shares at $2.04 per share on November 4, 2005.

     (16) Purchase of 10,000 shares at $2.04 per share on November 7, 2005.

     (17) Purchase of 1,000 shares at $2.09 per share on November 8, 2005.

     (18) Purchase of 9,000 shares at $2.05 per share on November 9, 2005.

     (19) Purchase of 35,000 shares at $2.07 per share on November 10, 2005.

     (20) Purchase of 5,000 shares at $2.06 per share on November 11, 2005.

     (21) Purchase of 5,000 shares at $2.06 per share on November 14, 2005.

     (22) Purchase of 3,000 shares at $2.06 per share on November 15, 2005.

     (23) Purchase of 26,000 shares at $2.11 per share on November 16, 2005.

     (24) Purchase of 10,000 shares at $2.11 per share on November 17, 2005.

     (25) Purchase of 9,000 shares at $2.12 per share on November 18, 2005.

     (26) Purchase of 10,000 shares at $2.04 per share on November 21, 2005

     (27) Purchase of 110,000 shares at $2.30 per share on November 22, 2005

     (28) Purchase of 21,000 shares at $2.30 per share on November 23, 2005

     (29) Purchase of 46,000 shares at $2.36 per share on November 28, 2005

     (30) Purchase of 33,000 shares at $2.25 per share on November 29, 2005

     (31) Purchase of 30,000 shares at $2.33 per share on November 30, 2005

     (32) Purchase of 15,000 shares at $2.21 per share on December 1, 2005

     (33) Purchase of 21,000 shares at $2.34 per share on December 2, 2005

     (34) Purchase of 9,000 shares at $2.20 per share on December 5, 2005

     (35) Purchase of 10,000 shares at $2.20 per share on December 6, 2005

     (36) Purchase of 16,000 shares at $2.08 per share on December 7, 2005

     (37) Purchase of 8,000 shares at $2.08 per share on December 8, 2005

     (38) Purchase of 52,000 shares at $2.09 per share on December 9, 2005

     (39) Purchase of 17,000 shares at $2.08 per share on December 12, 2005

     (40) Purchase of 24,000 shares at $2.06 per share on December 13, 2005

     (41) Purchase of 30,000 shares at $1.99 per share on December 14, 2005

     (42) Purchase of 27,000 shares at $1.90 per share on December 15, 2005

     (43) Purchase of 34,000 shares at $2.00 per share on December 16, 2005

     (44) Purchase of 13,000 shares at $1.90 per share on December 19, 2005

     (45) Purchase of 45,000 shares at $1.98 per share on December 20, 2005

     (46) Purchase of 54,000 shares at $2.00 per share on December 21, 2005

     (47) Purchase of 54,001 shares at $2.04 per share on December 22, 2005

     (48) Purchase of 54,002 shares at $2.00 per share on December 23, 2005

     (49) Purchase of 109,000 shares at $1.99 per share on December 27, 2005

     (50) Purchase of 14,500 shares at $2.00 per share on December 28, 2005

     (51) Purchase of 127,000 shares at $2.00 per share on December 29, 2005

     (52) Purchase of 24,000 shares at $2.00 per share on December 30, 2005

     (53) Purchase of 16,700 shares at $1.98 per share on January 3, 2006

     (54) Purchase of 50,000 shares at $2.00 per share on January 4, 2006


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

     None.

Item 7.  Materials to be Filed as Exhibits.

     None.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 9, 2006
       ---------------------------------------

SAGIO INVESTMENTS SA


By:    /s/ Alessandro Grande
       ---------------------------------------
       Alessandro Grande
       Administrateur and Investment Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)